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                                                                    EXHIBIT 4.26

                              WASTE SERVICES, INC.

                         EXECUTIVE EMPLOYMENT AGREEMENT


This Employment Agreement (the "Agreement") is dated as of July 28, 2003 by and among WASTE SERVICES, INC., a Delaware corporation (the "Company"), CAPITAL ENVIRONMENTAL RESOURCE INC., an Ontario, Canada corporation ("Capital") and RONALD L. RUBIN (the "Executive"):

WHEREAS, the Company desires to employ Executive in an executive capacity and Executive desires to enter into the Company's employ upon the terms and subject to the conditions set forth herein.

WHEREAS, as of the date of this Agreement, the Company is a wholly-owned subsidiary of Capital.

WHEREAS, Capital intends to effect a reorganization transaction (the "U.S. Reorganization Transaction") pursuant to which Capital will become a subsidiary of the Company.

NOW, THEREFORE, in consideration of the mutual promises and agreements set forth herein, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

1.    EMPLOYMENT.

The Company shall employ Executive, and Executive shall be employed by the Company, upon the terms and subject to the conditions set forth in this Agreement, effective as of September 2, 2003 (the "Effective Date"); PROVIDED, HOWEVER that as a condition to effectiveness of this Agreement, the Company and Executive shall have entered into an Indemnification Agreement substantially in the form of Exhibit A attached hereto.

2.    TERM OF EMPLOYMENT.

Unless sooner terminated pursuant to Section 5 below, the period of Executive's employment under this Agreement (the "Employment Term") shall be a period of two years beginning on the Effective Date; provided that, beginning on the first anniversary of the Effective Date, the Employment Term shall be for a continuous period of one year, such that on any given date thereafter, the Executive's Employment Term shall always be one year from the date in question.

3.    DUTIES AND RESPONSIBILITIES.

(a) Executive shall serve as Executive Vice President and Chief Financial Officer of the Company and shall report to the Chief Executive Officer of the Company. In such capacity, Executive shall perform the customary duties of such positions, along with such other duties as may be assigned to Executive from time to time by the Chief Executive Officer and/or by


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      the Board of Directors of the Company (the "Board of Directors") or a duly authorized committee thereof; PROVIDED HOWEVER that Executive shall have such responsibility and authority as is normally conferred upon such an officer.

(b) During the Employment Term, Executive shall devote his full time and attention during normal business hours to the affairs of the Company and use his best efforts to perform faithfully and efficiently his duties and responsibilities; PROVIDED, HOWEVER, that subject to the limitations of
      Section 8 hereof and to the prior approval of the Chief Executive Officer of the Company, Executive may serve on corporate, industry, civic or charitable Boards or committees as long as such activities do not interfere with the performance of Executive's responsibilities to the Company. Executive agrees to act at all times in the best interests of the Company and to take no action or make any statement, oral or written, which could reasonably be expected by Executive to injure the Company's business, financial condition, results of operations, prospects, interests or reputation.

(c) Executive agrees to comply at all times during the Employment Term with all applicable policies, rules, codes and regulations of the Company in effect from time to time, including, without limitation, all applicable codes of ethics or conduct and all policies regarding trading in the Company's common stock.

4.    COMPENSATION AND BENEFITS.

(a) BASE SALARY. During the Employment Term, the Company shall pay Executive a base salary at the annual rate of $300,000 USD, or such higher rate as may be determined from time to time by the Board of Directors or a duly authorized committee thereof (such amount, as increased from time to time, the "Base Salary"). Such Base Salary shall be paid on the Company's regular pay days in accordance with the Company's standard payroll practice for executive officers, subject only to such payroll and withholding deductions as may be required by law and other deductions applied generally to employees of the Company for insurance and other employee benefit plans. For all purposes under this Agreement, Executive's Base Salary shall include any amount which is deferred under any nonqualified plan or arrangement of the Company.

(b)   INCENTIVE COMPENSATION.

      (i) ANNUAL CASH BONUS. In addition to the Base Salary, Executive shall be eligible for an annual cash bonus (either pursuant to a bonus or incentive plan or program of the Company or otherwise) for each fiscal year during the Employment Term. Executive's target annual cash bonus will be equal to 80% (the "Target Bonus Rate") of his Base Salary in effect at the beginning of the relevant fiscal year. The amount of the annual cash bonus, which may be higher or lower than the Target Bonus Rate, shall be determined by the Board of Directors or a duly authorized committee thereof based upon applicable corporate and individual performance targets established


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            by the Board of Directors or such committee in its sole discretion
            (the "Annual Bonus"). For all purposes under this Agreement, Executive's Annual Bonus shall include any amount which is deferred under any nonqualified plan or arrangement of the Company.

      (ii) LONG-TERM OR SUPPLEMENTAL INCENTIVE COMPENSATION. Executive shall be eligible to participate in any supplemental and/or long-term incentive compensation plans or programs (which may consist of stock options, restricted stock, long-term cash awards or other forms of long-term or supplemental incentive compensation) generally made available to full-time senior executive officers of the Company.

(c)   BENEFIT PLANS.

      (i) Executive shall be eligible to participate in and receive benefits under all retirement, health and welfare benefit plans, programs and arrangements which are from time to time available to full-time senior executive officers of the Company in accordance with the terms and conditions of such plans, programs and arrangements in effect from time to time. Such benefit plans, programs and arrangements will include medical, dental and vision benefit plans and may include, without limitation, life insurance plans, short-term and long-term disability plans, accidental death insurance plans, travel accident insurance plans, savings and retirement plans and pension plans (all such benefit plans, the "Benefit Plans"). Executive agrees to submit to a physical examination from time to time as requested by the Company to facilitate Executive's participation in one or more Benefit Plans. The Company may terminate or reduce benefits under any such plans, programs or arrangements to the extent such reductions apply uniformly to all full-time senior executive officers of the Company, and Executive's benefits shall be reduced or terminated accordingly. The Company's obligations under this Section 4(c)(i) are expressly conditioned on Executive and his family dependents taking all reasonable actions (including but not limited to enrolling in all health and welfare benefit programs, plans and arrangements which are from time to time available to the Company's full-time senior executive officers as and when Executive and his family dependents become eligible to participate in such programs, plans and arrangements) and providing all information as the Company shall reasonably request and as is necessary for the Company to fulfill such obligations.

      (ii) Executive represents that, as of the Effective Date, he is eligible under COBRA for the medical, dental and vision insurance benefits described on Exhibit B attached hereto (the "COBRA Continuation Benefits") under the group health plans of his former employer (the "Former Employer") and that he will continue to be eligible for such benefits until the end of the COBRA health care continuation period under the Former Employer's group health plans (the "COBRA Continuation Period"). From the Effective Date until the earlier of
            (A) the end of the COBRA Continuation Period and (B) the date on which Executive becomes eligible for a medical, dental and vision insurance benefit program of the Company, the Company shall promptly reimburse Executive, upon written demand by Executive accompanied by supporting invoices, for all premiums charged by the Former Employer to Executive for the COBRA Continuation Benefits provided that Executive and his family dependents timely and properly elect and


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            maintain COBRA Continuation Benefits under the Former Employer's group health plans throughout such period. The Company's obligations under this Section 4(c)(ii) are expressly conditioned on Executive and his family dependents taking all reasonable actions (including but not limited to satisfying all eligibility conditions under COBRA during the COBRA Continuation Period) and providing all information as the Company shall reasonably request and as is necessary for the Company to fulfill such obligations.

(d) VACATION. In addition to normal statutory holidays recognized by the Company, Executive shall be entitled to the greater of (a) four weeks of paid vacation for each fiscal year during the Employment Term and (b) such other amount of paid vacation as may be afforded executive officers under the Company's policies in effect from time to time ("Vacation Time").

(e) EXPENSE REIMBURSEMENT. The Company shall promptly reimburse Executive for travel and other out-of-pocket expenses incident to his position in accordance with the Company's customary practices applicable to full-time senior executive officers.

(f) REIMBURSEMENT OF CERTAIN TAX EXPENSES. The Company shall, upon written demand by Executive accompanied by supporting invoices, promptly reimburse Executive for all costs and expenses (including reasonable legal, accounting and other advisory fees) incurred by Executive to prepare responses to an Internal Revenue Service audit of, and to otherwise defend, his personal income tax return for any year during the Employment Term or to defend himself in any administrative proceeding or civil litigation relating to any such tax return, in each case that is occasioned by or related to any audit by the Internal Revenue Service of the Company's income tax returns; PROVIDED, HOWEVER, in no event shall the Company be required to reimburse Executive for costs and expenses in excess of seventy-five thousand United States dollars ($75,000 USD) in any given fiscal year pursuant to this Section 4(f).

(g) FRINGE BENEFITS AND PERQUISITES. Executive shall be eligible to participate in and receive benefits under all fringe benefit plans, practices, policies and programs of the Company to the same extent, and subject to the same terms and conditions, as those arrangements are made available to full-time senior executive officers of the Company.

(h) REIMBURSEMENT OF MOVING COSTS. The Company shall reimburse Executive for actual and reasonable out-of-pocket costs incurred in Executive's move of his household goods from his current residence to the Scottsdale, Arizona area. The Company shall also pay Executive an additional payment (the "Gross-Up Payment") in an amount which, when combined with the reimbursement payments retained by Executive after giving effect to the application of federal and state income taxes on the reimbursement amount, will result in receipt by Executive of a Gross-Up Payment equal to the amount of federal and state income taxes imposed on the reimbursements. If within two (2) years after the Effective Date Executive's employment is


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      terminated by the Company without Cause pursuant to Section 5(f) hereof or by Executive for Good Reason pursuant to Section 5(d) hereof, the Company shall also reimburse Executive for actual and reasonable out-of-pocket costs incurred in Executive's move of his household goods from the Scottsdale, Arizona area back to the area of his current residence, and shall also make a Gross-Up Payment with respect to any such reimbursement.


5.    TERMINATION OF EMPLOYMENT.

Executive's employment under this Agreement may be terminated under any of the circumstances set forth in this Section 5. Upon termination, Executive (or his beneficiaries or estate as the case may be) shall be entitled to receive the compensation and benefits described in Section 6 and, if applicable, Section 7 below.

(a) DEATH. Executive's employment hereunder shall terminate automatically upon Executive's death.

(b) TOTAL DISABILITY. The Company may terminate Executive's employment hereunder, by written notice to Executive delivered in accordance with Sections 5(g) and 16 hereof, upon a determination pursuant to this Section 5(b) that Executive is "Totally Disabled." For purposes of this Agreement, Executive shall be "Totally Disabled" if, in the good faith determination of the Board of Directors or a duly authorized committee thereof, based on sound medical advice, Executive has become physically or mentally incapable of performing the duties and responsibilities assigned to Executive under this Agreement without reasonable accommodation and such incapability endures for a continuous period of one hundred eighty (180) calendar days or an aggregate of one hundred eighty (180) calendar days in any calendar year in which event Executive will be considered Totally Disabled upon the satisfaction of the applicable one hundred eighty (180) day period. Executive's receipt of disability benefits under the Company's long-term disability plan shall be deemed conclusive evidence of Total Disability for purposes of this Agreement; provided, however, that a determination of Total Disability also may be made by the Board of Directors or a duly authorized committee thereof as provided above in the absence of Executive's receipt of such long-term disability benefits.

(c) TERMINATION BY THE COMPANY FOR CAUSE. The Company may terminate Executive's employment hereunder for "Cause" at any time, by written notice to Executive delivered in accordance with Sections 5(g) and 15 hereof.

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      (i)   For purposes of this Agreement, the term "Cause" shall mean any of the following: (A) conviction of a crime (including conviction on a nolo contendre plea) involving the commission by Executive of a felony or of a misdemeanor involving, in the good faith judgment of the Board of Directors, fraud, dishonesty or moral turpitude; (B) Executive's deliberate and continual refusal to perform the duties and responsibilities assigned to Executive under this Agreement (other than as a result of vacation permitted under this Agreement, sickness, illness or injury); (C) fraud or embezzlement by Executive, determined in accordance with the Company's normal, internal investigative procedures consistently applied; (D) gross misconduct or gross negligence by Executive in connection with the business of the Company or an Affiliate (as defined herein) unless Executive reasonably believed, in good faith, that his acts or omissions were in or not opposed to the best interests of the Company (without intent of Executive to gain therefrom, directly or indirectly, a profit to which he was not legally entitled); or (E) any material breach by Executive of any of the provisions of Section 8 of this Agreement or of any provisions of the Confidentiality and Proprietary Information Agreement (as defined herein).

      (ii) Any determination of Cause under this Agreement shall be made by resolution duly adopted by the affirmative vote of at least two-thirds of the members of the Board of Directors (not including Executive if Executive is a member of the Board of Directors) at a meeting of the Board of Directors called and held for that purpose; PROVIDED that Executive shall have been given -------- written notice of such meeting by certified mail at least ten (10) business days prior to the meeting and shall have been given the opportunity to be heard by the Board of Directors before such resolution is passed. The failure by the Company to follow the procedures set forth in this Section 5(c)(ii) shall result in the termination of the Executive's employment being deemed to be a termination by the Company without Cause.

(d) TERMINATION BY EXECUTIVE FOR GOOD REASON. Executive may terminate his employment hereunder for Good Reason after delivery by Executive of written notice to the Company in accordance with Sections 5(g) and 15 hereof within sixty (60) days after the occurrence of a Good Reason Event (as hereinafter defined). For purposes of this Agreement, "Good Reason" means the occurrence of any of the following events (each a "Good Reason Event") without Executive's written consent during the Employment Term:

      (i) A change in Executive's responsibilities or titles or any other action by the Company which represents a material diminution of Executive's position, status or authority, except in connection with or as a result of the termination of Executive's employment pursuant to any provision of this Section 5 (a "Diminution"); PROVIDED, HOWEVER that such Diminution shall not constitute "Good Reason" or a "Good Reason Event" if the Company remedies such Diminution within


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            ten (10) business days after delivery by Executive of written notice to the Company in accordance with Section 15 hereof specifying in reasonable detail the facts and circumstances believed by Executive to constitute such Diminution.

      (ii)  A reduction by the Company in Executive's Base Salary.

      (iii) A material breach by the Company of Section 4(b) or 4(c) hereof; PROVIDED, HOWEVER that such a breach shall not constitute "Good Reason" or a "Good Reason Event" if the Company remedies such breach within ten (10) business days after delivery by Executive of written notice to the Company in accordance with Section 15 hereof specifying in reasonable detail the facts and circumstances believed by Executive to constitute a material breach of Section 4(b) or 4(c).

      (iv) A change of Executive's principal place of employment to a location outside the Phoenix/Scottsdale metropolitan area.

      (v) The failure by the Company to pay Executive any material amount of his Base Salary, or any material amount of other compensation, that is due and payable under this Agreement within ten (10) business days after Executive makes written demand for such amount.

      (vi) The failure by the Company to enter into a written agreement with any entity that purchases all or substantially all of the assets of the Company or any entity into which the Company is merged (each a "Successor") pursuant to which such Successor agrees to assume all of the obligations of the Company under this Agreement at and effective as of the closing of such sale of assets or merger.

(e) VOLUNTARY TERMINATION BY EXECUTIVE. Executive may terminate his employment hereunder without Good Reason at any time during the Employment Term after providing thirty (30) days' written notice to the Company delivered in accordance with Sections 5(g) and 15 hereof.

(f) TERMINATION BY THE COMPANY WITHOUT CAUSE. At any time during the Employment Term, the Company may terminate Executive's employment hereunder without Cause by written notice to Executive delivered in accordance with Sections 5(g) and 15 hereof. For purposes of this Agreement, Executive's employment will be deemed to have been terminated "Without Cause" if Executive is terminated by the Company for any reason other than Death pursuant to Section 5(a), Total Disability pursuant to
      Section 5(b) or Cause pursuant to Section 5(c).

(g) NOTICE OF TERMINATION. Any termination of Executive's employment by the Company for Cause pursuant to Section 5(c), without Cause pursuant to
      Section 5(f), or as a result of Executive's Total Disability pursuant to
      Section 5(b), or by Executive for Good Reason pursuant to Section 5(d),


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      shall be communicated by Notice of Termination to the other party hereto given in accordance with this Agreement. For purposes of this Agreement, a "Notice of Termination" means a written notice which (i) indicates the specific termination provision in this Agreement relied upon, (ii) sets forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of Executive's employment under the provision so indicated, and (iii) specifies the effective date of termination, if such date is other than the date of receipt of such notice (which effective date shall not be (A) less than ten (10) business days after the giving of such notice in the case of termination by Executive for Good Reason or (B) more than 15 days after the giving of such notice in all other cases). Any voluntary termination of Executive's employment by Executive pursuant to
      Section 5(e) shall be communicated by written notice to the Company specifying (i) that Executive wishes to terminate his employment with the Company pursuant to Section 5(e) hereof and (ii) indicating the effective date of termination (which effective date shall not be less than 30 days after the giving of such notice).

6.    COMPENSATION AND BENEFITS FOLLOWING TERMINATION OF EMPLOYMENT.

In the event that Executive's employment hereunder is terminated, Executive shall be entitled to the following compensation and benefits upon such termination:

(a) COMPENSATION AND BENEFITS PAYABLE FOLLOWING TERMINATION FOR ANY REASON. The following compensation and benefits shall be payable upon termination of Executive's employment under this Agreement for any reason:

      (i) Executive or his beneficiaries or estate shall be entitled to receive, within fourteen (14) days after the effective date of termination, any accrued but unpaid Base Salary for services rendered by Executive to the Company prior to the date of termination, any accrued but unpaid expenses required to be reimbursed under this Agreement, and cash compensation (at a rate per day equal to the Base Salary divided by the number of business days in the relevant year) for any accrued Vacation Time that remained unused by the Executive at the time of termination; and

      (ii) Any earned benefits to which Executive (or his beneficiaries or estate) may be entitled pursuant to the plans, policies and arrangements referred to in Sections 4(b), 4(c) and 4(g) hereof shall be determined and paid in accordance with the terms of such plans, policies and arrangements. In the case of compensation previously deferred by Executive, all amounts previously deferred and not yet paid by the Company shall be paid to Executive within fourteen (14) days after the effective date of termination unless such payment is inconsistent with the terms of any payment election made by Executive with respect to such deferred compensation.




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(b)   TERMINATION BY REASON OF DEATH. In the event that Executive's employment is terminated by reason of Executive's death, the Company shall pay Executive's estate the following compensation and benefits in addition to the compensation and benefits provided for in Section 6(a) above:

      (i) Executive's estate shall be entitled to be paid Executive's Base Salary at the rate in effect immediately prior to Executive's date of death on the Company's regular pay days for a period equal to the remainder of the Employment Term from the effective date of termination as if his employment had continued until the end of such period. The Company may purchase insurance to cover all or any part of the obligations set forth in this Section 6(b)(i) and Executive agrees to submit to a physical examination from time to time to facilitate the procurement or renewal of such insurance. Any proceeds of such insurance paid to Executive or his beneficiaries or estate shall be considered a portion of the payments required to be made to Executive pursuant to this Section 6(b)(i) and shall not be in addition thereto.

      (ii) Executive's dependents shall be entitled to continue to receive medical, dental and vision insurance coverage at least equal in type and amount to that made available to dependents of full-time senior executives of the Company immediately prior to Executive's death for a period equal to the remainder of the Employment Term from the effective date of termination, or until Executive's dependents become eligible for employer-provided health insurance benefits from any other person or business entity (whether or not those health insurance benefits are comparable to the health insurance benefits provided by the Company), whichever occurs first. In the event that participation in any such plan, program or arrangement of the Company is prohibited, the Company will arrange to provide benefits substantially similar to those benefits which Executive's dependents would have been entitled to receive under such plan, program or arrangement for such period.

      (iii) All of Executive's then outstanding options to purchase shares of the Company's common stock shall be vested and exercisable in accordance with the terms of the stock option plan of the Company pursuant to which such options were granted (the "Governing Stock Option Plan") as then in effect.

(c) TERMINATION BY REASON OF TOTAL DISABILITY. In the event that Executive's employment is terminated by reason of Executive's Total Disability pursuant to Section 5(b) hereof, the Company shall pay Executive the following compensation and benefits in addition to the compensation and benefits provided for in Section 6(a) above:

      (i) Subject to Section 6(c)(ii) below, Executive shall be entitled to be paid his Base Salary at the rate in effect immediately prior to the effective date of termination on the Company's regular pay days for


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            a period equal to the remainder of the Employment Term from the effective date of termination as if his employment had continued until the end of such period.

      (ii) Whenever compensation is payable to Executive under Section 6(c)(i) during a period in which he is partially or totally disabled, and such disability would (except for the provisions hereof) entitle Executive to disability income or salary continuation payments from the Company according to the terms of any plan or program presently maintained or hereafter established by the Company, the disability income or salary continuation paid to Executive pursuant to any such plan or program shall be considered a portion of the payments required to be made to Executive pursuant to this Section 6(c) and shall not be in addition thereto. If disability income is payable directly to Executive by an insurance company under the terms of an insurance policy paid for by the Company, the amounts paid to Executive by such insurance company shall be considered a portion of the payment to be made to Executive pursuant to this Section 6(c) and shall not be in addition thereto.

      (iii) Executive and his dependents shall be entitled to continue to receive medical, dental and vision insurance coverage at least equal in type and amount to that made available to full-time senior executives of the Company immediately prior to the effective date of termination for a period equal to the remainder of the Employment Term from the effective date of termination, or until Executive becomes eligible for employer-provided health insurance benefits from any other person or business entity (whether or not those health insurance benefits are comparable to the health insurance benefits provided by the Company), whichever occurs first. In the event that participation in any such plan, program, or arrangement of the Company is prohibited, the Company will arrange to provide benefits substantially similar to those benefits which Executive would have been entitled to receive under such plan, program, or arrangement, for such period.

      (iv) All of Executive's then outstanding options to purchase shares of the Company's common stock shall be vested and exercisable in accordance with the terms of the Governing Stock Option Plan, as then in effect.

(d) TERMINATION FOR CAUSE. In the event that Executive's employment is terminated by the Company for Cause pursuant to Section 5(c) hereof, the Company shall not be obligated to make any payments to Executive under this Agreement on or following the effective date of termination, other than the compensation and benefits provided for in Section 6(a) above.

(e) VOLUNTARY TERMINATION BY EXECUTIVE. In the event that Executive terminates his employment without Good Reason pursuant to Section 5(e) hereof, the


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      Company shall not be obligated to make any payments to Executive under this Agreement on or following the date of termination, other than the compensation and benefits provided for in Section 6(a) above.

(f) TERMINATION BY THE COMPANY WITHOUT CAUSE OR BY EXECUTIVE FOR GOOD REASON. In the event that Executive's employment is terminated by the Company without Cause pursuant to Section 5(f) hereof or by Executive for Good Reason pursuant to Section 5(d) hereof, the Company shall pay to Executive the following compensation and benefits in addition to the compensation and benefits provided for in Section 6(a) above:

      (i) Executive shall be entitled to be paid his Base Salary at the rate in effect immediately prior to the effective date of termination on the Company's regular pay days for a period equal to the remainder of the Employment Term from the effective date of termination as if his employment had continued until the end of such period.

      (ii) Executive and his dependents shall be entitled to continue to receive medical, dental and vision insurance coverage at least equal in type and amount to that made available to full-time senior executives of the Company immediately prior to the effective date of termination for a period equal to the remainder of the Employment Term from the effective date of termination, or until Executive becomes eligible for employer-provided health insurance benefits from any other person or business entity (whether or not those health insurance benefits are comparable to the health insurance benefits provided by the Company), whichever occurs first. In the event that participation in any such plan, program or arrangement of the Company is prohibited, the Company will arrange to provide benefits substantially similar to those benefits which Executive would have been entitled to receive under such plan, program or arrangement for such period.

      (iii) All of Executive's then outstanding options to purchase shares of the Company's common stock shall be vested and exercisable in accordance with the terms of the Governing Stock Option Plan, as then in effect;

      PROVIDED, HOWEVER, that if the Company terminates Executive's employment without Cause or Executive terminates his employment with the Company for Good Reason within the one-year period preceding, or within the two-year period following, a "Change of Control", Executive shall be paid the compensation and benefits provided for in Section 7 hereof rather than the compensation and benefits provided for in this Section 6(f).

(g) NO OTHER BENEFITS OR COMPENSATION. Except as may be provided under this Agreement or under the terms of any Compensation Plans or Benefit Plans in effect and applicable to Executive on the effective date of termination, Executive shall have no right to receive any other compensation, or to participate in any other plan, arrangement or benefit after such termination and all other obligations of the Company and rights of Executive under this Agreement shall terminate effective as of the effective date of termination.



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7.    CHANGE OF CONTROL.

(a) RESIGNATION FOLLOWING CHANGE OF CONTROL. If (i) the Company terminates Executive's employment without Cause or Executive terminates his employment with the Company for Good Reason and (ii) a "Change of Control" has occurred within the two-year period preceding, or within the one-year period following, the effective date of termination, Executive shall be entitled to the compensation described in this Section 7 in addition to the compensation and benefits provided for in Section 6(a) above and in lieu of the compensation and benefits provided for in Section 6(f) above:

      (i) a lump sum amount equal to his Base Salary at the rate in effect immediately prior to the effective date of termination.

      (ii) Executive and his dependents shall be entitled to continue to receive medical, dental and vision insurance coverage at least equal in type and amount to that made available to full-time senior executives of the Company immediately prior to the effective date of termination for a period equal to the remainder of the Employment Term from the effective date of termination, or until Executive becomes eligible for employer-provided health insurance benefits from any other person or business entity (whether or not those health insurance benefits are comparable to the health insurance benefits provided by the Company), whichever occurs first. In the event that participation in any such plan, program, or arrangement of the Company is prohibited, the Company will arrange to provide benefits substantially similar to those benefits which Executive would have been entitled to receive under such plan, program, or arrangement, for such period.

      (iii) All of Executive's then outstanding options to pursuant shares of the Company's common stock shall be vested and exercisable in accordance with the terms of the Governing Stock Option Plan as then in effect.

(b) DEFINITION OF CHANGE OF CONTROL. For purposes of this Agreement, a "Change of Control" shall be deemed to have occurred upon the happening of any of the following:

      (i) the sale or lease of all or substantially all of the assets of the Company to any other person or entity other than a direct or indirect wholly-owned subsidiary or parent of the Company;

      (ii) a merger, amalgamation, consolidation or other reorganization of the Company with any other entity (other than a direct or indirect wholly-owned subsidiary or parent of the Company) in which the Company is not the surviving entity or becomes owned entirely by another entity, unless at least 50% of the outstanding voting securities of the surviving or parent corporation, as the case may be, immediately following such transaction are beneficially held by the same persons and/or entities that beneficially held the outstanding voting securities of the Company immediately prior to such transaction, and such outstanding voting securities are beneficially held by such persons and/or entities in the same proportion as such persons and/or entities beneficially held the outstanding voting securities of the Company immediately prior to such transaction;

      (iii) the acquisition of beneficial ownership, as such term is defined in the Securities Exchange Act of 1934, as amended (the "Exchange Act") in a single transaction or series of related transactions (by tender offer or otherwise), of more than 50% of the voting securities of the Company by a single person or entity (other than the Company or any affiliate (as such term is defined in Rule 12b-2 under the Exchange Act) of the Company (each an "Affiliate"), a trustee or any other fiduciary or committee of any employee benefit plan of the Company, or any corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of the stock of the Company) or "group" within the meaning of Section 13(d)(3) of the Exchange Act, whether through the acquisition of previously issued and outstanding voting securities or of voting securities that have not been previously issued, or any combination thereof;

      (iv) the voluntary or involuntary dissolution, liquidation or winding up of the Company, or the adoption of any resolution with respect thereto; or

      (v) the individuals who constituted the Board of Directors as of the Effective Date (the "Incumbent Board") ceasing for any reason to constitute at least a majority of the Board of Directors; provided, that any person becoming a director whose election or nomination for election was approved by a majority of the members of the Incumbent Board or who was elected pursuant to Section 5(a) of the Company's Certificate of Designations of the Powers, Preferences and other Special Rights of the Series A Preferred Stock and the Qualifications, Limitations and Restrictions Thereof shall be considered, for purposes of this Agreement, a member of the Incumbent Board; and provided further that, notwithstanding anything herein to the contrary, a Change of Control shall not be deemed to have occurred in connection with (i) any public offering of the common stock of the Company for cash; (ii) any transaction with an entity or group that includes, is affiliated with or is wholly or partially controlled by, one or more executive officers of the Company in office immediately prior to the transaction that would otherwise constitute a Change of Control; (iii) any capital raising transaction (including any investment by one or more private equity funds) for the purpose of financing acquisitions specifically identified by the Board of Directors of the Company; or (iv) the U.S. Reorganization Transaction.

(c) Notwithstanding anything herein to the contrary, to the extent that Executive has received payments of Base Salary pursuant to Section 6(f)(i) hereof at a time when a Change of Control occurs, such payments shall be deducted from the lump sum payment required to be made to Executive pursuant to Section 7(a)(i) hereof.

8.    RESTRICTIVE COVENANTS

(a) COMPETITIVE ACTIVITY. Executive covenants and agrees that at all times during Executive's employment with the Company, and during the Non-Compete Period (as defined below), Executive will not, acting alone or in conjunction with others, without the prior written consent of the Company, directly or indirectly, engage or participate in, assist, render services to or for, or have any active interest or involvement in, whether as an employee, principal, agent, consultant, creditor, lender, advisor, employer, officer, director, stockholder (excluding holdings by Executive of up to 3% of the voting stock of any corporation subject to the periodic reporting requirements of the Exchange Act), partner, proprietor or in any other individual or representative capacity in or with, (i) any person, entity or business which competes, directly or indirectly, with the Company or any Affiliate in any of the business areas or territories in which the Company or any Affiliate then conducts business, or (ii) any development opportunity being pursued by the Company during the Non-Compete Period irrespective of geographic location.

(b) NON-SOLICITATION. Executive covenants and agrees that at all times during Executive's employment with the Company, and during the Non-Compete Period, Executive will not, without the prior written consent of the Company, directly or indirectly (i) induce, solicit or entice any customer of the Company or any customer of any Affiliate to patronize any person, business or entity which competes, directly or indirectly, with the Company or such Affiliate in any of the business areas or territories in which the Company or such Affiliate then conducts business; (ii) canvass, solicit or accept any business from any customer of the Company or any customer of any Affiliate (other than in connection with the performance by Executive of his duties and responsibilities for the Company in accordance with this Agreement) in any of the business areas or territories in which the Company or any Affiliate of the Company then conducts business; (iii) request or advise any customer of the Company or any customer of any Affiliate to withdraw, curtail or cancel such customer's business with the Company or such Affiliate in any of the business areas or territories in which the Company or any Affiliate of the

      Company then conducts business; (iv) contact, communicate with or solicit any acquisition prospect of the Company or any acquisition prospect of any Affiliate (other than in connection with the performance by Executive of his duties for the Company in accordance with this Agreement); (v) disclose to any other person, entity or business the names or addresses of any customer or acquisition prospect of the Company or any customer or acquisition prospect of any Affiliate (other than as required in connection with the performance by Executive of his duties for the Company in accordance with this Agreement); (vi) cause, solicit, entice or induce any present or future employee of the Company or any present or future employee of any Affiliate to leave the employ of the Company or such Affiliate, or to accept employment with, or compensation from, Executive or any person, entity or business (other than the Company or any Affiliate) with which Executive is affiliated or by whom Executive is employed; or (vii) use any customer lists or customer leads, mail, telephone numbers, printed material or other information obtained from the Company or any Affiliate or any employee of any of the foregoing (other than in connection with the performance by Executive of his duties for the Company in accordance with this Agreement).

(c)   NON-DISPARAGEMENT.

      (i) Executive covenants and agrees that Executive shall not engage in any pattern of conduct that involves the making or publishing of written or oral statements or remarks (including, without limitation, the repetition or distribution of derogatory rumors, allegations, negative reports or comments) which are disparaging, deleterious or damaging to the integrity, reputation or good will of the Company or any Affiliate or any member of management of the Company or any Affiliate.

      (ii) The Company covenants and agrees that it shall not engage in any pattern of conduct that involves the making or publishing of written or oral statements or remarks (including, without limitation, the repetition or distribution of derogatory rumors, allegations, negative reports or comments) which are disparaging, deleterious or damaging to the integrity or reputation of Executive.

(d) PROTECTED INFORMATION. Executive recognizes and acknowledges that Executive has had and will continue to have access to various confidential and proprietary information concerning the Company and its Affiliates which is of a special and unique value. As a condition to commencement of Executive's employment hereunder, Executive shall execute a Confidentiality and Proprietary Rights Agreement in substantially the form of Exhibit C attached hereto (the "Confidentiality and Proprietary Rights Agreement"). Any breach by Executive of the Confidentiality and Proprietary Rights Agreement shall be considered a breach of this Agreement.

(e) NON-COMPETE PERIOD. For purposes of this Agreement, the term "Non-Compete Period" shall have the following meanings:

      (i) in the event (A) Executive's employment hereunder is terminated by the Company without Cause pursuant to Section 5(f), or by Executive for Good Reason pursuant to Section 5(d), and (B) a Change of

            Control did not occur within the two-year period preceding, and does not occur within the one-year period following, the effective date of termination, the Non-Compete Period shall mean the period beginning on the effective date of termination and having a duration equal to the remainder of the Employment Term from the effective date of termination;

      (ii) in the event that (A) Executive's employment hereunder is terminated by the Company without Cause pursuant to Section 5(f), or by Executive for Good Reason pursuant to Section 5(d), and (B) a Change of Control occurred within the two-year period preceding the effective date of termination, there shall be no Non-Compete Period;

      (iii) in the event (A) Executive's employment hereunder is terminated by the Company without Cause pursuant to Section 5(f), or by Executive for Good Reason pursuant to Section 5(d), and (B) a Change of Control occurs within the one-year period following the effective date of termination, the Non-Compete Period shall mean the period beginning on the effective date of termination and ending on the effective date of the Change of Control;

      (iv) in the event Executive's employment hereunder is terminated by Executive voluntarily pursuant to Section 5(e), or by the Company with Cause pursuant to Section 5(c), the Non-Compete Period shall mean the period beginning on the effective date of termination and ending on the first anniversary of the effective date of termination; and

      (v) in the event Executive's employment hereunder is terminated by the Company upon Death of Executive pursuant to Section 5(a), or upon the Total Disability of Executive pursuant to Section 5(b), there shall be no Non-Compete Period.


9.    ENFORCEMENT OF COVENANTS.

(a) TERMINATION OF EMPLOYMENT AND FORFEITURE OF COMPENSATION. Notwithstanding anything in this Agreement to the contrary, in the event that the Board of Directors or a duly authorized committee thereof determines in its good faith judgment that Executive has violated Sections 8(a) or 8(b) hereof, the Company shall have the right to suspend or terminate any or all remaining payments or benefits payable pursuant to Section 6 and/or 7 of this Agreement. Such suspension or termination of benefits shall be in addition to and shall not limit any and all other rights and remedies that the Company may have against Executive.

(b) RIGHT TO INJUNCTION. Executive acknowledges that a breach of the covenants set forth in Section 8 hereof will cause irreparable damage to the Company with respect to which the Company's remedy at law for damages will be inadequate. Therefore, in the event of a breach of the covenants set forth in Section 8 by Executive or if the Company has reasonable grounds to believe that a breach by Executive of the covenants set forth in Section 8 is imminent, Executive and the Company agree that the Company shall be entitled to the following particular forms of relief, in addition to remedies otherwise available to it at law or in equity; (i) injunctions, both preliminary and permanent, enjoining or restraining such breach or anticipatory breach and Executive hereby consents to the issuance thereof forthwith and without bond by any court of competent jurisdiction; and
      (ii) recovery of all reasonable sums expended and costs, including reasonable attorney's fees, incurred by the Company to enforce the covenants set forth in Section 8.

(c) SEPARABILITY OF COVENANTS. The covenants contained in Section 8 hereof constitute a series of separate covenants, one for each applicable State in the United States and the District of Columbia, and one for each province and Territory in Canada. If in any judicial proceeding, a court shall hold that any of the covenants set forth in Section 8 exceed the time, geographic, or occupational limitations permitted by applicable laws, Executive and the Company agree that such provisions shall and are hereby reformed to the maximum time, geographic, or occupational limitations permitted by such laws. Further, in the event a court shall hold unenforceable any of the separate covenants deemed included herein, then such unenforceable covenant or covenants shall be deemed eliminated from the provisions of this Agreement for the purpose of such proceeding to the extent necessary to permit the remaining separate covenants to be enforced in such proceeding. Executive and the Company further agree that the covenants in Section 8 shall each be construed as a separate agreement independent of any other provisions of this Agreement, and the existence of any claim or cause of action by Executive against the Company, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by the Company of any of the covenants of Section 8.

10.   MITIGATION OF DAMAGES; ATTORNEY'S FEES

            (a) Executive shall not be required to mitigate the amount of any payment provided for in this Agreement by seeking other employment.

            (b) If any legal action is filed by either party to enforce or interpret any of the provisions of this Agreement, the losing party shall pay to the prevailing party, in addition to any other amounts awarded in the action, all reasonable attorney's fees and other fees and costs incurred by the prevailing party in connection with such legal action, the amount of which shall be fixed by the court hearing such action and made a part of any judgment rendered.

11.   WITHHOLDING OF TAXES.

The Company may withhold all applicable taxes from any compensation and benefits payable under this Agreement.

12.   ASSIGNMENT.

Except as otherwise provided in this Agreement, this Agreement shall inure to the benefit of, and be binding upon, the parties hereto and their respective heirs, representatives, successors and permitted assigns. The rights, benefits and obligations of Executive under this Agreement are personal to Executive and no such right, benefit or obligation shall be subject to voluntary or involuntary alienation, assignment or transfer; PROVIDED, HOWEVER, that nothing in this Section 12 shall preclude Executive from designating a beneficiary or beneficiaries to receive any benefit payable on his death. The Company shall require any Successor (whether by purchase of all or substantially all of the assets of the Company or by merger of the Company into another entity) to assume and agree to perform this Agreement in the same manner and to the same extent that the Company would have been required to perform if no such succession had taken place. Upon any such assignment, all references herein to the Company shall be deemed to refer to such assignee.

13.   ENTIRE AGREEMENT; AMENDMENT.

This Agreement, together with all schedules, exhibits and other documents referred to herein, shall supersede any and all existing oral or written agreements, representations, or warranties between Executive and the Company relating to the terms of Executive's employment by the Company. This Agreement may not be amended, nor any provision waived, except by a written instrument signed by the party against whom such amendment or waiver is sought to be enforced.

14.   GOVERNING LAW; JURISDICTION.

This Agreement shall be governed by and construed in accordance with the internal substantive laws of the State of Delaware, without giving effect to the conflict of law principles thereof. The parties agree that all disputes, legal actions, suits and proceedings arising out of or relating to this Agreement or Executive's employment with the Company must be brought exclusively in a federal district court or state court located in Maricopa County, Arizona. Each party hereby irrevocably consents and submits to the exclusive jurisdiction of such courts. No legal action, suit or proceeding with respect to this Agreement or Executive's employment with the Company may be brought in any other forum. Each party hereby irrevocably waives all claims of immunity from jurisdiction and any right to object on the basis that any dispute, action, suit or proceeding brought in any such court has been brought in an improper or inconvenient forum or venue.

15.   NOTICES.

Any notice, consent, request or other communication made or given in connection with this Agreement shall be in writing and shall be deemed to have been duly given if delivered personally, mailed by registered or certified mail (return receipt requested), or by confirmed facsimile to those listed below at their following respective addresses or at such other address as each may specify by notice to the others:

         To the Company or Capital:

                  1005 Skyview Drive
                  Burlington, Ontario L7P 5B1
                  Attention:  General Counsel

         with a copy to:

                  McDermott, Will & Emery
                  600 13th Street, N.W.
                  Washington, DC  20005
                  Attention:  Karen A. Dewis, Esq.

      To Executive: At the address for Executive set forth on the signature page below.

16.   MISCELLANEOUS.

(a) WAIVER. The failure of a party to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver thereof or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement. The waiver by any party hereto of a breach of any provision of this Agreement shall neither operate nor be construed as a general waiver or as a specific waiver of any subsequent breach by any party, unless otherwise expressly provided in such waiver.

(b) SEPARABILITY. Subject to Section 9 hereof, if any term or provision of this Agreement or application thereof to anyone or under any circumstances shall be determined to be invalid, illegal or unenforceable by any court of competent jurisdiction and cannot be modified to be enforceable, such term or provision shall immediately become null and void, leaving the remainder of this Agreement in full force and effect.

(c) HEADINGS. Section headings are used herein for convenience of reference only and shall not affect the meaning of any provision of this Agreement.

(d) RULES OF CONSTRUCTION. Whenever the context so requires, the use of the singular shall be deemed to include the plural and vice versa.

(e) COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, and such counterparts will together constitute but one Agreement.

(f) COOPERATION. Following termination of employment for any reason, Executive agrees that he will cooperate fully with the Company and its counsel with respect to any matter (including, without limitation, litigation or governmental proceedings) with which Executive was involved during his term of employment with the Company. Executive will be available to perform such services on a reasonable basis to the extent requested by the Company. The Company agrees to cooperate with Executive in scheduling such services to minimize disruption of any new employment relationship which Executive may have commenced. Subject to the foregoing sentence, Executive shall render such cooperation in a timely manner on reasonable notice from the Company, and agrees to travel as reasonably requested by the Company in connection with performing such services. The Company will reimburse Executive's reasonable out-of-pocket expenses incurred in connection with providing such services in accordance with the Company's policies as in effect from time to time.

(g) RELEASE. Notwithstanding anything herein to the contrary, the Company shall not be required to make any of the payments, or provide any of the benefits, to the Executive pursuant to Sections 6 or 7 hereof unless and until Executive executes and delivers a release of all claims arising out of Executive's employment or termination through the date of the release, but excluding claims for indemnification from the Company under the Indemnification Agreement attached hereto as Exhibit A, which release shall be in a form satisfactory to the Company in its sole discretion.

(h) SURVIVAL. Notwithstanding anything in this Agreement to the contrary, the provisions of Sections 8, 9, 10, 14, 15 and 16 shall survive any termination of Executive's employment in accordance with their respective terms.

17. GUARANTEE. Capital hereby guarantees the performance by the Company of the Company's obligations under this Agreement; PROVIDED, HOWEVER, that this guarantee shall terminate and be of no further force or effect upon consummation of the U.S. Reorganization Transaction.


                           [SIGNATURE PAGES TO FOLLOW]

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

THE COMPANY:

WASTE SERVICES, INC.


By: /s/ Larry D. Henk
    ------------------------------------------
Name:  Larry D. Henk
Title: President and Chief Operating Officer

Date:  July 28, 2003


CAPITAL:

CAPITAL ENVIRONMENTAL RESOURCE INC.


By: /s/ Larry D. Henk
    ------------------------------------------
Name:  Larry D. Henk
Title: President and Chief Operating Officer


EXECUTIVE:


By:    Ronald L. Rubin

Date:  July 28, 2003